Room 4561
      April 28, 2006


Steven J. Gomo
Chief Financial Officer
Network Appliance, Inc.
495 East Java Drive
Sunnyvale, CA 94089

Re: 	Network Appliance, Inc.
      Form 10-K for the fiscal year ended April 30, 2005
      Filed on July 8, 2005
      Form 8-Ks
      Filed on August 17, 2005 and November 16, 2005
      File No. 000-27130


Dear Mr. Gomo:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosures. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2005

Item  7.  Management`s Discussion and Analysis of Finance
Condition
and Results of Operations

Overview, page 33

1. Tell us what consideration you gave to disclosing key indicators of financial condition and operating performance pursuant to Section
III.B.1 of SEC Release 33-8350, Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations. As part of your response, clarify the key variables and other qualitative and quantitative factors you have identified that are necessary to understand and evaluate your company.


Critical Accounting Estimates and Polices, page 36

2. Your critical accounting policies should describe more fully your estimates and assumptions that are highly uncertain or susceptible to change and the related material impact on financial condition or operating performance. Disclosure should be considered as to why they bear risk of change, how you arrived at the estimate, accuracy of the estimate/assumption in the past, how they have changed, and reasonably likely future changes. For further disclosure guidance see Financial Reporting Release No. 60, Cautionary Advice Regarding
Disclosure About Critical Accounting Policies and Release No. 34-45907, Proposed Rule: Disclosure in Management`s Discussion and Analysis about the Application of Critical Accounting Policies.


New Accounting Standards, page 40

3. Your disclosure states that the adoption of SFAS 123R will have a
"significant impact on our consolidated financial statements." Tell us what consideration you gave to disclosing the impact that is expected to have on your financial statements pursuant to SAB Topic
11M with respect to the following:

* A discussion of the quantitative impact that adoption of the standard is expected to have on the financial statements, unless not known or reasonably estimable and in that case include a statement to that effect.
* Disclosure of the potential impact of other significant matters that you believe might result from the adoption of the standard (such as technical violations of debt covenant agreements, planned or intended changes in business practices, etc.).


Fiscal 2005 Compared to Fiscal 2004

Product Revenues, page 42

4. You disclose that "increase in product revenues was specifically attributable to increased software licenses and software subscriptions and an increase in units shipped." You also disclose on page 42 that product revenues were negatively affected by lower-cost-per-megabyte disks and declines both in average selling prices and older product unit sales. Tell us your consideration of Regulation S-K, Item 303(a) (3) (ii) and (iii), which require you to disclose any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.
Address in your response the extent to which increases in revenues are attributable to increases in prices, the volume of goods or services being sold, or to the introduction of new products or services. In this respect, we believe you should quantify the impact of the favorable and negative factors that affect product revenues.
See Item 303 of Regulation S-K and the "Commission Guidance
Regarding
Management`s Discussion and Analysis of Financial Condition and Results of Operations," Release 33-8350 for further disclosure guidance.

5. You also disclose 2005 to 2004 material changes in Service Revenues, International total revenues and Product Gross Margin. In addition, you state that product gross margin was favorably affected by "favorable product and add-on software mix" and negatively affected by "increased sales through certain indirect channels, which typically carry a lower gross margin than our direct sales." When discussing material changes and the impact of positive and negative factors, your analysis should provide the underlying reasons or implications of changes and factors and the financial implications of any trends, events or uncertainties. See Item 303 of Regulation S-K and the "Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations," Release
33-8350 for further disclosure guidance.


Note 2.  Significant Accounting Policies

Revenue Recognition and Allowance, page 65

6. We note you derive a significant portion of your sales from the resale of disk drives as components of your storage system from your disclosure on page 25. This and other disclosure noted in your filing indicates that your product revenue includes a hardware and software element. For example we note the "add-on software" related to sales of your current product portfolio as disclosed on page 42.
Tell us how you considered EITF Issue No. 03-5 when determining whether the non-software deliverables included in your arrangement (hardware, hardware installation and hardware maintenance) are software related and included in the scope of SOP 97-2.

7. We note your arrangements include multiple elements and that you allocate revenue to each element using the residual method based on vendor specific objective evidence ("VSOE") of fair value of the undelivered items. Please address the following with respect to your policy for establishing VSOE of fair value of your elements.
* Clarify which elements of your arrangements that you have and have not established VSOE of fair value.
* Your disclosure indicates that VSOE of fair value is based on the price charged when the element is sold separately. Please provide your analysis that demonstrates how you have established VSOE of fair value for each element in accordance with paragraphs 10 and 57 of SOP
97-2, as amended.
* We note that your software subscriptions and hardware maintenance can have terms of up to three years. If you have established VSOE of fair value of these elements based on renewal rates, explain how you have determine that such rates are substantive in accordance with TPA
5100.52.
* We note that you offer pricing discounts based on your disclosure on page 43. This implies that you sell your products and services at varying prices. Explain the types of discounts that you offer for each element in your arrangements. Clarify whether these discounts impact your ability to establish VSOE of fair value of the elements in your arrangements as there is no specific amount that represents
VSOE of fair value.

8. We note your disclosure, "(i)f undelivered products or services exist that are essential to the functionality of the delivered product in the arrangement, delivery is not considered to have occurred." Clarify all post-delivery obligations that you include in your arrangements that cause you to determine that delivery has not occurred and whether such terms are typical provisions in your arrangements. Further, explain how you determine that the post-delivery obligations have been satisfied and that delivery has occurred. For your multiple element arrangements that include post-delivery obligations, explain how the post-delivery obligations impact the revenue recognition of the other elements in the arrangement.

9. Where you have two or more undelivered elements in multiple element arrangements, such as PCS and maintenance services (comprised of technical support and hardware maintenance), tell us how your accounting and disclosure complies with paragraphs 12 and 58 of SOP
97-2.

10. We note your disclosure that the software subscription element of your arrangements includes unspecified product upgrades and enhancements on a when-and-if-available basis, bug fixes, and patch releases. Please clarify the following with respect to this disclosure.

* Please describe the various deliverables that comprise your software subscription arrangements.
* Clarify whether software subscriptions are post contract customer support (PCS) as defined by paragraph 56 of SOP 97-2. If so, clarify why you characterize amounts generated from PCS sales as product, not service revenues.
* Explain whether this element includes unspecified additional software products and if so, explain your consideration of paragraphs
48 and 49 of SOP 97-2. Clarify how you differentiate between unspecified product upgrades and additional software products.

11. We note you offer both recourse and non recourse lease financing arrangements to your customers based on your disclosure on page 91.
Your disclosure further indicates that the financing is provided by third-party leasing companies. Clarify whether your involvement in this financing activity is limited to transferring financial assets
(i.e. accounts receivable) to the third-party leasing companies. If so, tell us how you consider paragraph 9 of SFAS 140 when determining whether or not you have surrendered control of the transferred receivables. In addition, clarify whether you enter into arrangements whereby you engage in leasing or financing activity directly to your customers.

12. Tell us the components of deferred revenue and your consideration for disclosing such components.


Note 8.  Segment, Geographic, and Customer Information, page 83

13. We note that you aggregate your geographic operating segments into one reportable segment. Tell us the operating segments you have identified and demonstrate how you have met all of the criteria of paragraph 17 of SFAS 131 to aggregate the identified operating segments. As part of your response, tell us your consideration of paragraphs 73 and 74 of SFAS 131, which indicates that aggregation is appropriate only if "operating segments have characteristics so similar that they can be expected to essentially have the same future prospects."

14. We note that you market your products and services, in part, as
`IT Solutions` and `Business Solutions`. Clarify how you have evaluated paragraphs 10 through 15 of SFAS 131 when determining that these solutions do not represent separate operating segments. In this respect, we note that you use combination of products, technologies, and partners to deliver each solution. Clarify what information is reviewed by your chief operating decision maker to allocate such resources to these solutions.


Note 11.  Business Combination, page 85

15. We note your disclosure of the Spinnaker acquisition here and the
Decru acquisition on page 17 of the Form 10-Q for the quarterly period ended October 28, 2005. Explain why a significant amount of the purchase price for each acquisition was allocated to Goodwill and how you determined the fair value of the acquired technology. In this respect, we note your disclosure that the "The combination of NetApp unified storage and data management solutions with advanced distributed storage technologies acquired from Spinnaker will further our strategy to deliver Storage Grid solutions as the foundation for data infrastructures of the future" and "Decru`s technology will augment our data protection and security solutions and provide for a wide variety of deployments with vendors` storage systems in NAS, DAS, SAN, iSCSI, and even tape backup environments, which will allow us to pursue extended market opportunities." Clarify why more value was not allocated to acquired technology as your disclosure indicates that you will generate significant cash flows from such technology.
In addition, your disclosure should include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. See paragraph 51(b) of SFAS 141.

16. Please provide your significance analysis of the Decru acquisition in accordance with Rule 3-05 and Rule 1-02(w) of Regulation S-X.


Form 8-Ks filed on August 17, 2005 and November 16, 2005

17. We note your use of non-GAAP financial measures excludes a number of recurring items. Demonstrate the usefulness of each non-GAAP measure in assessing performance when these recurring items are a result of your operations and have contributed to your performance.
Refer to Question 8, Frequently Asked Questions Regarding the Use of
Non-GAAP Financial Measures. As part of your response, ensure to demonstrate the way that management uses the non-GAAP measure to conduct or evaluate your business. If you are able to overcome the burden of demonstrating the usefulness of each measure, ensure future uses of non-GAAP measures include all of the disclosures identified in Item 10 of Regulation S-X and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.


*	*	*	*	*

      As appropriate, please amend your filings and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Chris White at (202)
551-
3461 or myself at (202) 551-3226.


							Sincerely,


							Craig Wilson
							Senior Assistant Chief
Accountant



Steven J. Gomo
Network Appliance, Inc.
April 28, 2006
Page 1